UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-35785

Sibanye Gold Limited

(Exact name of registrant as specified in its charter)

Constantia Office Park

Bridgeview House, Building 11, Ground Floor

Cnr 14th Avenue & Hendrik Potgieter Road

Weltevreden Park, 1709

South Africa

011-27-11-278-9600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares of no par value each, of Sibanye Gold Limited

American Depositary Shares, each representing four ordinary shares, of no par value each, of Sibanye Gold Limited

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)

EXPLANATORY NOTE

Effective as of February 24, 2020, the scheme of arrangement in terms of section 114 of the South African Companies Act, 2008 (the “Scheme”) between Sibanye Gold Limited (“SGL”) and Sibanye Stillwater Limited (“Sibanye-Stillwater”) described in Sibanye-Stillwater’s registration statement on Form F-4 (Registration Statement No. 333-234096) was implemented. The Scheme resulted in, among other things, SGL’s operations being reorganized under Sibanye-Stillwater, which became the parent company of the group. This Form 15 relates solely to the reporting obligations of Sibanye Gold Limited under the Securities Exchange Act of 1934 (the “Exchange Act”) and does not affect the reporting obligations of Sibanye Stillwater Limited as its successor issuer under the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Sibanye Stillwater Limited, as successor to Sibanye Gold Limited, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 6, 2020	Sibanye Stillwater Limited, as successor to Sibanye Gold Limited

	By:	/s/ Charl Keyter
Name: Charl Keyter
Title: Chief Financial Officer